                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)
                             --------------------

                                             12 Months
                                               Ended
                                           September 30,                          Year  Ended  December  31,
                                                              -------------------------------------------------------------------
                                                1998              1997        1996             1995           1994         1993
                                            -------------     ----------    ---------       --------       ---------     --------
Net income                                       $117,464       $105,709     $116,187        $117,488       $108,310     $111,076
                                            -------------     ----------    ---------       ---------      ---------     --------

Income taxes                                       76,422         72,155       78,340          75,540         67,613       67,102
                                            -------------     ----------    ---------       ---------      ---------     --------

Fixed charges:
  Interest on long-term debt
   including amortization of
   discount, premium and
   expense                                         80,916         78,350       69,329          65,572         61,128       62,651
  Other interest                                   10,155         12,835       12,516          10,353          9,336        9,245
  Preferred dividend require-
   ments of a subsidiary trust                      5,687          5,687        1,390               -              -            -
                                            -------------     ----------    ---------       ---------      ---------     --------
   Total fixed charges                             96,758         96,872       83,235          75,925         70,464       71,896
                                            -------------     ----------    ---------       ---------      ---------     --------

Nonutility capitalized interest                         -           (208)        (311)           (304)          (256)        (246)
                                            -------------     ----------    ---------       ---------      ---------     --------

Earnings before income taxes
    and fixed charges                            $290,644       $274,528     $277,451        $268,649       $246,131     $249,828
                                            =============     ==========    =========       =========      =========     ========

Ratio of earnings to fixed charges                   3.00           2.83         3.33            3.54           3.49         3.47


For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, a mortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals.



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